SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Extraordinary General Shareholders’ Meeting” dated on April 05, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Extraordinary General Shareholders’ Meeting

April 05, 2005 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:    (55-11) 3549-7200

Fax:     (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; April 05, 2005) The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the Extraordinary General Shareholders’ Meeting to be held on May 11, 2005, at 11:00 a.m., at the Company’s headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

I.	To analyze the proposal to group (reverse split) the total number of shares of the current 165,320,206,602 common shares and 328,272,072,739 preferred shares, representative of the capital stock of the Company, in accordance with the established on the article 12 of the Law #6404/76, in the proportion of 1,000 (one thousand) shares to 1 (one) share of the respective class, without capital stock decrease, as well as to modify the proportion of shares per ADR to 1 (one) share per ADR;

II.	To modify the articles 4 and 5 of the Company’s bylaws in order to adapt them to the grouping of shares. Thus, the limit of the authorized capital stock shall be 700,000,000 of shares, either common or preferred shares, and the capital stock of the Company shall be represented by 493,592,278 shares, from which 165,320,206 shall be common and 328,272,072 preferred;

III.	To ratify the agreement signed between the Company and Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. The latter will render administrative services in various areas;

IV.	To modify the wording of the item “i” of the article 9 of the Company’s bylaws. The aforementioned item will have the following wording: “Art. 9 – Subject to prior approval by the General Shareholders’ Meetings are (i) the execution of agreements with related parties, whose terms and conditions are more onerous to the Company than those usually adopted by the market in agreements with the same nature, observing, in any case, the article 117 of the Law #6404/76; and (ii) the execution of management services agreements, including technical assistance, with foreign companies linked to the Company’s controlling shareholder, in which cases the holders of preferred shares shall have voting rights”; and

V.	To approve the Company’s consolidated bylaws.

GENERAL INSTRUCTIONS

A) The corresponding powers-of-attorney for the Meeting, including those from preferred shareholders, exclusively with regards to the votes for the aforementioned items (3) and (4) of the agenda, in accordance with the article 9 and its single paragraph and the article 10 of the Company’s bylaws, must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho 851, 14th floor, São Paulo-SP (at Gerência Jurídica Societária, telephones: 3549-7421 and 3549-7423), on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on May 09, 2005 at 11:00 hours; in the case of entities, the powers-of-attorney must annex the corresponding documents or company’s acts that grant such representation;

B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity from May 09, 2005 on, inclusive;

C) The relevant documents related to the agenda that will be discussed in the Shareholders’ Meeting are available to the shareholders at the aforementioned address and time.

São Paulo, April 05, 2005

Fernando Xavier Ferreira

Chairman, Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: April 05, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director